SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

AMDOCS LIMITED
(Name of Subject Company (Issuer))
Amdocs Limited
(Name of Filing Persons (Offeror))

0.50% Convertible Senior Notes due 2024
(Title of Class of Securities)
02342TAC3
02342TAD1
(CUSIP Number of Class of Securities)

Amdocs, Inc.
1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017
Attention: Thomas G. O’Brien, Treasurer
(314) 212-8328
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

The Commission is requested to send copies of all communications to:
Robert A. Schwed, Esq.
WilmerHale LLP
300 Park Avenue
New York, New York 10022
(212) 937-7200

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $13,043	Filing party: Amdocs Limited
Form or Registration No.: Schedule TO-I	Date filed: 02/13/2009
☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐     third party tender offer subject to Rule 14d-1.
☑     issuer tender offer subject to Rule 13e-4.
☐     going-private transaction subject to Rule 13e-3.
☐     amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐     Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐     Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 4. Terms of the Transaction
Item 12. Exhibits
SIGNATURE
EXHIBIT INDEX

INTRODUCTORY STATEMENT TO AMENDMENT NO. 1
     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO-I filed by Amdocs Limited, a company organized under the laws of Guernsey (“Amdocs”), with the Securities and Exchange Commission on February 13, 2009 (the “Schedule TO”) relating to an offer (the “Offer”) to purchase for cash, on the terms and subject to the conditions set forth in the Notice of Put Right and Offer to Purchase, dated February 13, 2009 (as it may be supplemented or amended from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be supplemented or amended from time to time, the “Letter of Transmittal”), any and all of its outstanding 0.50% Convertible Senior Notes due 2024 (the “Notes”). Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO.
     The purpose of this Amendment No. 1 is to clarify that holders of record of the Notes on March 1, 2009 will receive their regularly-scheduled March 16, 2009 interest payment pursuant to the terms of the indenture governing the Notes. Such scheduled interest payment will be payable by the trustee in accordance with standard practices. Accordingly, if the expiration date of the Offer is March 16, 2009, there will not be any accrued and unpaid interest on the Notes as of the expiration of the Offer, and therefore, the repurchase price for Notes tendered in the Offer will be $1,000 per $1,000 principal amount of Notes tendered.
Item 4. Terms of the Transaction.
     The information set forth in Item 4(a) is hereby amended and supplemented by adding the following:
     (1) On the cover page of the Offer to Purchase, the sentence that reads “If the expiration date of this offer is March 16, 2009, holders will receive $1,000.2083 per $1,000 principal amount of notes tendered.” is hereby amended and restated with the following:
     “If the expiration date of this offer is March 16, 2009, holders will receive $1,000 per $1,000 principal amount of notes tendered.”
     (2) On page 2 of the Offer to Purchase, the sentence that reads “If the expiration date of this offer is March 16, 2009, you will receive $1,000.2083 per $1,000 principal amount of the notes you tender.” is hereby amended and restated with the following:
     “If the expiration date of this offer is March 16, 2009, you will receive $1,000 per $1,000 principal amount of the notes you tender.”
     (3) On page 5 of Offer to Purchase, the sentence that reads “If the Expiration Date is March 16, 2009, the Repurchase Price will equal $1,000.2083 per $1,000 principal amount of the Notes tendered.” is hereby amended and restated with the following:
     “If the Expiration Date is March 16, 2009, the Repurchase Price will equal $1,000 per $1,000 principal amount of the Notes tendered.”
Item 12. Exhibits.
     (1) On the cover page of the Letter to Clients attached to the Schedule TO as Exhibit (a)(1)(iii), the sentence that reads “If the expiration date of the Offer is March 16, 2009, the Repurchase Price will equal $1,000.2083 per $1,000 principal amount of Note tendered.” is hereby amended and restated with the following:
     “If the expiration date of the Offer is March 16, 2009, the Repurchase Price will equal $1,000 per $1,000 principal amount of Notes tendered.”
     (2) On the cover page of the Letter to Clients attached to the Schedule TO as Exhibit (a)(1)(iii), the sentence that reads “If the expiration date of the Offer is March 16, 2009, the repurchase price will equal $1,000.2083 per $1,000 principal amount of Note tendered.” is hereby amended and restated with the following:
     “If the expiration date of the Offer is March 16, 2009, the repurchase price will equal $1,000 per $1,000 principal amount of Notes tendered.”
     (3) On the cover page of the Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees attached to the Schedule TO as Exhibit (a)(1)(iv), the sentence that reads “If the expiration date of the Offer is March 16, 2009, the Repurchase Price will equal $1,000.2083 per $1,000 principal amount of Note tendered.” is hereby amended and restated with the following:
     “If the expiration date of the Offer is March 16, 2009, the Repurchase Price will equal $1,000 per $1,000 principal amount of Notes tendered.”

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SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Amdocs Limited

By:	/s/ Thomas G. O’Brien
Thomas G. O’Brien
Treasurer and Secretary Authorized U.S. Representative

Date: February 19, 2009

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EXHIBIT INDEX

Exhibit
Number	Description
(a)(1)(i)	Notice of Put Right and Offer to Purchase, dated February 13, 2009.*

(a)(1)(ii)	Letter of Transmittal, dated February 13, 2009.*

(a)(1)(iii)	Letter to Clients, dated February 13, 2009.*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 13, 2009.*

(a)(1)(v)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(5)(i)	Press Release Regarding Offer, dated February 13, 2009.*

(b)	Credit Agreement, dated as of November 27, 2007, among Amdocs Limited, certain of its subsidiaries, the lenders from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent, J.P. Morgan Europe Limited, as London agent, and JPMorgan Chase Bank, N.A., Toronto branch, as Canadian agent (incorporated by reference to Exhibit 4.b.9 to Amdocs’ Annual Report on Form 20-F, filed December 3, 2007).

(d)(1)	Indenture, dated as of March 5, 2004, between Amdocs Limited and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee, for 0.50% Convertible Senior Notes due 2024 (incorporated by reference to Exhibit 99.1 to Amdocs’ Report on Form 6-K, filed March 5, 2004).

(d)(2)	Registration Rights Agreement, dated as of March 5, 2004, between Amdocs Limited and Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated by reference to Exhibit 99.2 to Amdocs’ Report on Form 6-K, filed March 5, 2004).

(g)	None.

(h)	None.

*	Previously filed.

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